EXHIBIT 12.1
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2015	2014	2013(a)	2012(a)	2011(a)
	(in millions except ratio)
Earnings:
(Loss)/income from continuing operations before income tax	$(5,094)	$135	$(634)	$(12)	$(646)
Less:
Distributions and equity in earnings of unconsolidated affiliates	37	49	84	2	9
Impairment charge on equity method investment	56	—	99	2	495
Capitalized interest	(30)	(29)	(130)	(140)	(80)
Add:
Fixed charges	1,173	1,255	1,037	864	931
Amortization of capitalized interest	21	20	14	11	7
Total Earnings:	$(3,837)	$1,430	$470	$727	$716

Fixed Charges:
Interest expense	$1,139	$1,228	$932	$671	$808
Interest capitalized	30	29	130	140	80
Amortization of debt issuance costs	37	35	33	32	26
Amortization of debt (premium)/discount	(48)	(50)	(67)	9	6
Approximation of interest in rental expense	15	13	9	12	11
Total Fixed Charges:	$1,173	$1,255	$1,037	$864	$931
Ratio of Earnings to Combined Fixed Charges	(3.27)	1.14	0.45	0.84	0.77

(a)
The ratio coverage for the year ended December 31, 2015, 2013, 2012, and 2011 was less than 1:1. NRG would have needed to generate additional earnings of $5,010 million, $567 million, $137 million and $215 million, respectively, to achieve a ratio coverage of 1:1 for those years.